

Mail Stop 7010

March 27, 2007

via U.S. mail and facsimile

Reginald M. Fountain, Jr., Chief Executive Officer
Fountain Powerboat Industries, Inc.
Whichard's Beach Road
Washington, NC 27889

>   **RE: Fountain Powerboat Industries, Inc.**
>   **Form 10- K for the Fiscal Year Ended June 30, 2006**
>   **Filed September 22, 2006**
>   **File No. 1-10316**

Dear Mr. Fountain:

        We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Business Environment, page 9

1. You disclose on page 10 that two boats were repurchased on floor plan arrangements during Fiscal 2004 and were re-sold to other dealers. In future

filings please disclose whether you incurred a gain or loss on resale of the repurchased boats.

Results of Operations, page 10

2. In future filings please provide additional detail in your discussion of results of operations and quantify the impact of the underlying reasons discussed. For example, your discussion of gross profit on page 10 does not clearly communicate the nature and impact of the improvements in productivity and labor efficiency mentioned. Earlier in the filing you discuss the general nature of your efforts to implement "Lean Manufacturing" using the Toyota Production System concepts. However, the specific underlying factors for the improvement in gross profit from 15% to 16.5% are not given, and the magnitude of the impact of these improvements is not evident, relative to the offsetting impact of promotional programs and pricing concessions. Also the reasons for the decrease in gross profit from 2004 are not provided. This is one example. Please provide expanded discussion of results of operations throughout for all periods presented in future filings to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

3. We note you offer a sales incentive plan where floor plan interest expense for each eligible boat sale is accrued for the six months (180 days). You disclose the entire six months interest expense is accrued at the time of the sale because you consider it a selling expense and later true-up the account to reflect the actual number of days of remaining liability for floor plan interest for each individual boat remaining in the dealer's inventory and on floor plan. In future filings, if material to operations, please disclose amounts subsequently reversed back into income.

Liquidity and Financial Resources, page 11

4. When preparing your discussion and analysis of results of liquidity in future filings, please address material changes and the underlying drivers for the changes, rather than merely describing information that is readily obtainable by the reader from your statements of cash flows. Specifically, you disclose an increase in your receivables and dealer incentives for the 2006 fiscal year without a discussion of the key factors causing these increases. Refer to SEC Release 33-8350 for guidance.

5. Please tell us the nature of the accounts receivable you wrote-off during fiscal year 2006 of $267,787 and provide appropriate discussion in future filings.

6. You disclose net cash provided by and used by operations was $6,513,768 and $4,164,759 for fiscal years 2005 and 2004 respectively. These amounts are not consistent with your cash flow statement presented in your 2006 Form 10-K. It appears the amounts referenced above are actually from the cash flow statement included in your 2005 Form 10-K. Please correct this error in future filings.

7. Please expand your discussion of the warranty reserves to provide greater insight into the quality and variability of this estimate. For example, analyze such factors as:

- the nature and sensitivity of critical assumptions underlying the estimate,
- how accurate the estimate and assumptions have been in the past, how much they have changed in the past, and whether they are reasonably likely to change in the future,
- the relationship between the amount of the accrual of $632,357, $740,000 and $710,000 as of June 30, 2006, 2005 and 2004, and the warranty expense of $1.3 million and $1.5 million during 2006 and 2005,
- the estimate's specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

You should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Please provide these expanded disclosures in your future filings and show us in your response what any future disclosure revisions will look like.

Report of Independent Registered Public Accounting Firm, page 15

8. Please confirm whether you have a signed audit opinion from your independent accountant. In future filings please include a signed audit opinion from your independent accountant. Refer to Rule 2.02(a) of Regulation S-X for guidance.

Note 1 – Significant Accounting Policies, page 34

9. Please expand your disclosure of revenue recognition policies to clearly address each of the four criteria in SAB Topic 13.

Schedule II – Valuation and Qualifying Accounts, page 36

10. Please explain to us, and disclose in future filings, the nature of the "payments/deductions" presented in column D of this schedule. Also, explain how the amounts presented for warranty expense reserve relate to the $1.3 million and $1.5 million in warrant expense during fiscal years 2006 and 2005 and

explain how the amounts shown relating to boat repurchases in 2006 relate to the disclosure on page 10 that no boats were repurchased in fiscal 2006 in connection with floor plan arrangements.

Form 10-Q for the Fiscal Quarter Ended as of December 31, 2006

Note 3 – Long-term Debt, page 9

Long-Term Debt, page 9

11. We note you were not in compliance with the fixed charge coverage ratio covenant at December 31, 2006, and the bank waived the compliance with the covenant. Please tell us and disclose in future filings the significant terms of the waiver, including its expiration and describe when and how you expect to cure the violation. If you do not expect to cure the violation prior to the expiration of the current waiver, please tell us why you believe presentation of debt as non-current on the balance sheet is appropriate. Refer to EITF 86-30 and paragraph 7 of ARB 43, Chapter 3A, as amended by SFAS 78. Additionally, in future filings, please disclose the consequences for a breach of your covenants, regardless of your ability or intention to cure the violation

Results of Operations, page 13

12. You disclose an overall softness in the marine industry for the past two retail seasons and that as a result of this market downturn, dealers have been reluctant to build their inventories during the "off season" and some dealers have over extended their inventories. Revenue during the quarter decreased 28% over revenue in the second quarter of the prior year, and you report a loss before income taxes of $2.5 million. In the September 30, 2006, Form 10-Q you disclose operations are in line with the company's revenue goal and the company has maintained a significant backlog through the date of the report and "is currently enjoying an increasingly favorable business climate for its products." Please provide us with a detailed discussion explaining the specifics of the "overall softness" in the marine industry and the off season developments. Provide us with a timeline including the dates of key developments in the industry, as well as the dates of significant communications with your dealers and customers that have impacted your operations and your outlook for the future.

    Also, please provide us with a more detailed analysis of your decrease in revenue. For example:

    • quantify the decrease in the number of "cruisers" sold,

- clarify whether you are referring solely to sport wide beam cruisers and, if so, discuss the changes in sales of your other products and the underlying reasons for any differences in sales trends between product types,
- discuss the changes in sales patterns of any significant dealers or customers,
- discuss any changes or trends in the pricing of your products.

These are examples and not meant to be a comprehensive list. Please refer to our comment above on the discussion of results in your 10-K and SEC Release 33-8350 for additional guidance. Tell us why you have not provided a discussion of backlog in the December 31 Form 10-Q comparable to discussion in prior quarters.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                                  Sincerely,

                                                  Terence O'Brien
                                                  Accounting Branch Chief